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                           August 11, 2023

       Mark C. Jensen
       Chief Executive Officer
       American Acquisition Opportunity Inc.
       12115 Visionary Way, Suite 174
       Fishers, IN 46038

                                                        Re: American
Acquisition Opportunity Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed July 28, 2023
                                                            File No. 333-268817

       Dear Mark C. Jensen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4 filed July 28,
2023

       Unaudited Pro Forma Condensed Combined Statement of Operations, page 52

   1. We note that pages 52 to 54 use weighted average shares of 14,569,365 under each of the redemption scenarios in
the pro forma combined column. We note on page 59 that the
                                                        weighted average shares
of 14,569,365 appear to relate to your calculation for the year ended December 31,
2021. Please advise.
 Mark C. Jensen
FirstName LastNameMark  C. Jensen
American Acquisition Opportunity Inc.
Comapany
August 11, NameAmerican
           2023          Acquisition Opportunity Inc.
August
Page 2 11, 2023 Page 2
FirstName LastName
Proposal No. 1 - The Business Combination Proposal
Background of the Business Combination, page 66

2. We note your response to comment 6 and refer to comment 11 in our letter dated February
         24, 2023 and comment 34 in our letter dated January 12, 2023. Please revise to identify the firm engaged to provide a fairness opinion.
Certain Royalty Projected Financial Information, page 76

3. In a supplemental response, please provide us with your calculations for each of the following revenue projections. Your response should illustrate, wherever possible, the key components of the calculation (e.g., volumes/respective units, pricing components,
         Royalty Management Corporations split on royalties, etc.).

                Harvest     Seedlings, Year 3 projected revenues of $500,063
                Data Hosting and Services, Year 2 projected revenues of
$1,745,250
                Data Hosting and Services, Year 4 projected revenues of
$7,434,000
                FUB Mineral, Year 2 projected revenues of $4,154,553
4. We note your responses to comment 8, 9 and 10. Please further revise to disclose why the change in trends is appropriate and the assumptions are reasonable. We note that the financial projections show significant growth in volume between Year 1
(2022) and Year
         2 (2023), which then becomes the basis for additional growth in volume between Years 2,
         3, 4, and 5. However, given Royalty's results of operations for the year ended December
         31, 2022 and the three months ended March 31, 2023, it is unclear whether there is a reasonable basis for the financial projections and their underlying assumptions.
5. We note your response to comment 12. We note projected revenues of $4.4 million and
         $16.3 million for 2022 and 2023. We also note that your actual total income for the year ended December 31, 2022 was $172,686 and total revenues for months ended March 31,
         2023 was $67,052. It appears that you missed your 2022 projections and will miss your
         2023 projections. Please revise your background discussion to make this clear and disclose that the Board determined not to ask for updated projections. Please also update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated
         information about the company   s financial position and further risks
to the business
         operations and liquidity in light of these circumstances.
Cash Flows, page 117

6.       Please revise to reflect the changes made to Royalty Management
Corporation's
         condensed consolidated statement of cash flows for the year ended December 31, 2022.
Condensed Consolidated Statement of Cash Flows, page F-62

7. We note that Royalty Management Corporation's financial statements were restated in response to comments 16 and 18. Please revise to disclose prominently, on the face of the
 Mark C. Jensen
American Acquisition Opportunity Inc.
August 11, 2023
Page 3
      financial statements, that they have been restated, provide a note to the financial statements that thoroughly explains and quantifies revisions made in accordance with
      FASB ASC 250-10-50-7, and advise your independent accountant to (i) revise their report to refer to the restatement and the explanatory note and(ii) re-date or dual-date their report, as necessary, to comply with AICPA AU-C Section 560.A11. Please also include an updated consent from your auditor.
Note 3 - Investments in Corporations and LLCs, page F-67

8. We note your response to comment 17 and your disclosure which indicates that Royalty owns a 9.9% interest in Ferrox as of 12-31-22 after the acquisition of 95 million shares of
      Ferrox in December 2022. Please tell us the percentage ownership that Royalty has in
      Ferrox as of 6-30-23 and as of a current date. In your response, please indicate whether or not Royalty's percentage ownership calculation takes into effect the 833,335 shares disclosed on F-50 based on earlier transactions during 2022.
Note 6 - Intangible Assets, page F-68

9. We note your response response to comment 19 and wish to clarify that our comment did not ask for detailed and itemized factors relating to each intangible asset be disclosed in the footnotes. However; we are looking for a fulsome response which may be made supplementally in a correspondence filing and we reissue our comment. For each indefinite-lived intangible asset listed in your chart on page F-68, help us to better understand the nature of each intangible asset and share with us in sufficient detail those factors or considerations that are a part of your analysis that led you to conclude that there are no legal, regulatory, contractual, competitive or economic factors that limit the useful life of each asset to Royalty. Further, we note your prior response appears to indicate that cash flows to be received in the future were not a consideration in whether or not the intangible assets were deemed to be indefinite-lived. Clarify that point further and refer to
      Section 350-30-35 of the Accounting Standards Codification.
        You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,
FirstName LastNameMark C. Jensen
                                                             Division of
Corporation Finance
Comapany NameAmerican Acquisition Opportunity Inc.
                                                             Office of Real
Estate & Construction
August 11, 2023 Page 3
cc:       Joan S. Guilfoyle, Esq.
FirstName LastName